Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS & THE YEAR ENDED DECEMBER 31, 2021

Singapore, February 16, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or the “Company” or the “Group” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its unaudited earnings results for the three months and year ended December 31, 2021.

The Group completed the plan to discontinue the tanker business during December 2021 and has presented the tanker business as a discontinued operation. The Group is now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation.

Financial Highlights for the Three Months Ended December 31, 2021

Continuing operations:

▪	Revenues of $142.5 million

▪	Gross profit of $66.7 million

▪	Profit for the period of $52.9 million

▪	Profit for the period attributable to owners of the Company of $52.9 million or $2.79 per ordinary share

▪	Adjusted net income of $54.6 million, or $2.88 per ordinary share(1)

▪	Adjusted EBITDA for the period of $73.2 million(1)

▪	Repurchased a combined total of 700,491 ordinary shares in the open market on NASDAQ and the JSE at an average price of $14.58 per share

▪	Handysize and supramax/ultramax TCE per day of $28,842 and $30,089, respectively(1)

Financial Highlights for the Year Ended December 31, 2021

Continuing operations:

▪	Revenues of $455.8 million

▪	Gross profit of $176.9 million

▪	Profit for the year of $132.6 million

▪	Profit for the year attributable to owners of the Company of $122.1 million or $6.38 per ordinary share

▪	Adjusted net income of $122.4 million, or $6.39 per ordinary share(1)

▪	Adjusted EBITDA for the year of $206.9 million(1)

▪	Repurchased a combined total of 825,163 ordinary shares in the open market on NASDAQ and the JSE at an average price of $14.39 per share.

▪	Handysize and supramax/ultramax TCE per day of $21,336 and $23,608, respectively(1)

▪	Year end cash and cash equivalents of $104.2 million and restricted cash of $9.5 million

(1) Adjusted EBITDA, Adjusted net income and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

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Operational Highlights for the Three Months Ended December 31, 2021

▪	The Company exercised its option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months at $13,000/day, starting from approximately January 21, 2022

Recent Developments

▪	On February 16, 2022, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.72 per ordinary share, payable on or about March 22, 2022, to all shareholders of record as of March 11, 2022 (the “Record Date”). As of February 16, 2022, there were 18,484,861 common shares of the Company outstanding (excluding treasury shares). Together with the $10.2 million of shares repurchased during the quarter, which is equivalent to a further $0.55 per ordinary share, the Company will return capital equivalent to a total of $1.27 per ordinary share to shareholders.

In view of the Record Date of March 11, 2022, shareholders may not reposition shares between the JSE and the U.S. Register during the period from March 9, 2022, at 9.00 a.m. (South African time) until March 14, 2022 at 9.00 a.m. (South African time).

▪	As of February 14, 2022, we have contracted the following TCE per day for the first quarter of 2022 (1):

-	Handysize: approximately 1,103 operating days(2) at an average TCE per day of approximately $21,911

-	Supramax/ultramax: approximately 1,474 operating days(2) at an average TCE per day of approximately $24,374

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

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CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“2021 was a transformational year for Grindrod Shipping as we enjoyed record financial results during both the fourth quarter and the full year overall, while concurrently concluding several important strategic initiatives. For the fourth quarter of 2021, we achieved $73.2 million of Adjusted EBITDA and $54.6 million of Adjusted net income, or $2.88 per ordinary share, from continuing operations and $206.9 million of Adjusted EBITDA and $122.4 million of Adjusted Net Income, or $6.39 per ordinary share, for the full year. We completed the acquisition of the remaining shares in our IVS Bulk JV, divested nearly all of our product tankers which allowed us to focus and further expand our dry bulk operations, transitioned to quarterly reporting, increased our float and share liquidity in the United States market following the secondary offering of ordinary shares by one of our shareholders, materially strengthened our balance sheet, and initiated a flexible capital return policy during the third quarter rewarding our shareholders.

In this context, we declared a cash dividend of $0.72 per ordinary share for the fourth quarter and returned the equivalent of a further $0.55 per ordinary share of capital to shareholders through share repurchases during the period. The Board elected to maintain the same dividend per share as the third quarter despite materially higher share repurchases during the quarter due to the continued extraordinary strength in our financial results and our strong balance sheet. For the full year 2021, we have declared cash dividends totalling $1.44 per ordinary share and repurchased a total of $11.9 million in shares at levels highly accretive to our financial metrics per share.

Looking ahead, the outlook for the dry bulk sector appears positive. Healthy demand for minor bulk commodities coupled with the smallest newbuilding orderbook in decades and continued supply chain disruptions has translated into a tight supply/demand balance and strong freight rates. The stricter environmental regulations that come into effect in 2023, together with continued uncertainty regarding alternative fuels and propulsion systems and limited shipyard capacity, are expected to minimize the ordering of new ships and fleet growth in the near term. In this environment, Grindrod Shipping is strategically positioned to benefit not only from the strong sector fundamentals but also from the efficiency and competitiveness of our modern, Japanese built eco fleet.”

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Unaudited Results for the Three Months Ended December 31, 2021 and 2020

The Group completed the plan to discontinue the tanker business during December 2021 and has presented the tanker business as a discontinued operation. The Group is now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation.

Continuing Operations

Revenue was $142.5 million for the three months ended December 31, 2021 and $55.7 million for the three months ended December 31, 2020. Vessel revenue was $142.3 million for the three months ended December 31, 2021 and $55.5 million for the three months ended December 31, 2020. Revenue increased due to improved market conditions in the drybulk business.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $50.6 million and $90.5 million, respectively, for the three months ended December 31, 2021, and $23.7 million and $34.6 million, respectively, for the three months ended December 31, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $50.5 million and $90.5 million, respectively, for the three months ended December 31, 2021, and $19.6 million and $34.6 million, respectively, for the three months ended December 31, 2020. The results for the fourth quarter of 2021 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments.

Handysize TCE per day was $28,842 per day for the three months ended December 31, 2021 and $8,395 per day for the three months ended December 31, 2020. Supramax/ultramax TCE per day was to $30,089 per day for the three months ended December 31, 2021 and $10,937 per day for the three months ended December 31, 2020.

Cost of sales was $75.7 million for the three months ended December 31, 2021 and $51.2 million for the three months ended December 31, 2020. Cost of sales increased due to higher charter hire costs incurred for our short-term chartered-in vessels as drybulk spot charter rates increased significantly during 2021.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $21.2 million and $54.8 million, respectively, for the three months ended December 31, 2021 and $23.1 million and $32.2 million, respectively, for the three months ended December 31, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $6.5 million and $21.2 million, respectively, for the three months ended December 31, 2021 and $6.5 million and $10.6 million, respectively, for the three months ended December 31, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $8.0 million and $4.3 million, respectively, for the three months ended December 31, 2021, and $7.4 million and $4.0 million, respectively, for the three months ended December 31, 2020. Handysize vessel operating costs per day were $5,767 per day for the three months ended December 31, 2021 and $5,312 per day for the three months ended December 31, 2020. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the fourth quarter of 2021 in comparison to the fourth quarter of 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs and increased repair costs on certain of the older vessels. Supramax/ultramax vessel operating costs per day were $5,168 per day for the three months ended December 31, 2021 and $5,384 per day for the three months ended December 31, 2020.  Vessel operating costs per day were lower in the supramax/ultramax carrier segment for the fourth quarter of 2021 in comparison to the fourth quarter of 2020 due to higher repair costs in the fourth quarter of 2020 on a small number of vessels arising from the change in fuel which were partially offset by increased crew repatriation costs in the fourth quarter of 2021 as a result of COVID-19 travel restrictions.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,912 per day during the three months ended December 31, 2021 and $11,924 per day for the three months ended December 31, 2020. During the three months ended December 31, 2021, out of 2,305 operating days in the supramax/ultramax segment, 61.9% were fulfilled with owned/long-term chartered-in vessels and the remaining 38.1% with short-term chartered-in vessels.

Gross profit was $66.7 million for the three months ended December 31, 2021 and $4.5 million for the three months ended December 31, 2020.

Other operating income (expense) was operating income of $0.1 million for the three months ended December 31, 2021 and operating expense of $1.2 million for the three months ended December 31, 2020. Other operating income in the fourth quarter of 2021 related to a small foreign exchange gain compared to an impairment loss recognized on ships and foreign exchange losses recognized in the fourth quarter of 2020.

Administrative expense was $11.3 million for the three months ended December 31, 2021 and $5.4 million for the three months ended December 31, 2020. Administrative expense increased in the fourth quarter of 2021 as compared to the fourth quarter of 2020 due to higher staff incentive costs following the increase in profit.

Interest income was $0.1 million for the three months ended December 31, 2021 and $0 million for the three months ended December 31, 2020.

Interest expense was $2.8 million for the three months ended December 31, 2021 and $4.1 million for the three months ended December 31, 2020. Interest expense decreased in the fourth quarter of 2021 as compared to the fourth quarter of 2020 due to the repayment of the non-bank loan (a secured facility with Sankaty European Investments III S.à.r.l) in May 2021 that was priced at a relatively higher interest rate.

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Income tax (benefit) expense was a benefit of $0.1 million for the three months ended December 31, 2021 and an expense of $0.2 million for the three months ended December 31, 2020.

Profit for the three months ended December 31, 2021 was $52.9 million compared to a loss of $6.3 million for the three months ended December 31, 2020.

Profit attributable to owners of the Company for the three months ended December 31, 2021 was $52.9 million compared to a loss of $6.2 million for the three months ended December 31, 2020.

Discontinued Operation

Loss for the three months ended December 31, 2021 was $0.1 million compared to a loss of $7.8 million for the three months ended December 31, 2020. The loss from the discontinued operation was lower for the fourth quarter of 2021 in comparison to the fourth quarter of 2020 due to the lack of operating activity following the sale of the remaining tankers early in 2021 and impairment losses recognized on these tankers in 2020 prior to their sale in 2021.

Loss attributable to owners of the Company for the three months ended December 31, 2021 was $0.1 million compared to a loss of $7.8 million for the three months ended December 31, 2020.

Continuing and Discontinued Operations

Profit for the three months ended December 31, 2021 was $52.8 million compared to a loss of $14.1 million for the three months ended December 31, 2020.

Profit attributable to owners of the Company for the three months ended December 31, 2021 was $52.8 million compared to a loss of $14.0 million for the three months ended December 31, 2020.

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Unaudited Results for the Year Ended December 31, 2021 and 2020

The Group completed the plan to discontinue the medium range and small tanker segments during December 2021 and has presented the tanker business as a discontinued operation. The Group is now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified to represent the change in the Group strategy.

Continuing Operations

Revenue was $455.8 million for the 12 months ended December 31, 2021 and $210.7 million for the 12 months ended December 31, 2020. Vessel revenue was $455.3 million for the 12 months ended December 31, 2021 and $204.0 million for the 12 months ended December 31, 2020. The results for the 12 months ended December 31, 2021 were positively impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk business, reflecting the stronger spot markets in these segments.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $158.2 million and $292.3 million, respectively, for the 12 months ended December 31, 2021, and $84.5 million and $124.7 million, respectively, for the 12 months ended December 31, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $157.7 million and $292.2 million, respectively, for the 12 months ended December 31, 2021, and $74.6 million and $124.4 million, respectively, for the 12 months ended December 31, 2020.

Handysize TCE per day was $21,336 per day for the 12 months ended December 31, 2021 and $6,629 per day for the 12 months ended December 31, 2020. Supramax/ultramax TCE per day was $23,608 per day for the 12 months ended December 31, 2021 and $10,072 per day for the 12 months ended December 31, 2020.

Cost of sales was $278.9 million for the 12 months ended December 31, 2021 and $206.6 million for the 12 months ended December 31, 2020. Cost of sales increased due to the higher short-term charter hire costs as drybulk spot charter rates increased in 2021.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $84.2 million and $195.8 million, respectively, for the 12 months ended December 31, 2021 and $90.5 million and $121.3 million, respectively, for the 12 months ended December 31, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $27.2 million and $69.6 million, respectively, for the 12 months ended December 31, 2021 and $31.0 million and $48.5 million, respectively, for the 12 months ended December 31, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $31.0 million and $15.8 million, respectively, for the 12 months ended December 31, 2021, and $28.4 million and $13.6 million, respectively, for the 12 months ended December 31, 2020. Handysize vessel operating costs per day were $5,670 per day for the 12 months ended December 31, 2021 and $5,030 per day for the 12 months ended December 31, 2020. Supramax/ultramax vessel operating costs per day were $5,223 per day for the 12 months ended December 31, 2021 and $5,073 per day for the 12 months ended December 31, 2020. Vessel operating costs per day were higher in the handysize and supramax/ultramax drybulk carrier segments for the 12 months ended December 31, 2021 in comparison to the 12 months ended December 31, 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs and the handysize drybulk carriers were further impacted by repair costs on the older vessels.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,742 per day during the 12 months ended December 31, 2021 and $12,005 per day for the 12 months ended December 31, 2020. During this period, out of 9,428 operating days in the supramax/ultramax segment, 59.6 % were fulfilled with owned/long-term chartered-in vessels and the remaining 40.4% with short-term chartered-in vessels.

Gross profit was $176.9 million for the 12 months ended December 31, 2021 and $4.1 million for the 12 months ended December 31, 2020.

Other operating income (expense) was an income of $3.9 million for the 12 months ended December 31, 2021 and an expense of $0.3 million for the 12 months ended December 31, 2020. Other operating income increased in the 12 months ended December 31, 2021 as compared to the 12 months ended December 31, 2020 due to the reversal of an impairment loss on ships and on right-of-use assets that were partly offset by higher impairments on goodwill and intangibles for the 12 months ended December 31, 2021, compared to impairment losses on ships that were partially offset by exchange rate gains in the 12 months ended December 31, 2020.

Administrative expense was $36.1 million for the 12 months ended December 31, 2021 and $21.4 million for the 12 months ended December 31, 2020. Administrative expense increased in the 12 months ended December 31, 2021 as compared to the 12 months ended December 31, 2020 due to higher staff incentive costs following the increase in profit.

Share of losses of joint ventures was $0 million for the 12 months ended December 31, 2021 and a loss of $2.5 million for the 12 months ended December 31, 2020.

Interest income was $0.2 million for the 12 months ended December 31, 2021 and $0.5 million for the 12 months ended December 31, 2020.

Interest expense was $12.3 million for the 12 months ended December 31, 2021 and $15.1 million for the 12 months ended December 31, 2020. Interest expense decreased in the 12 months ended December 31, 2021 as compared to the 12 months ended December 31, 2020 due to the repayment of the non-bank loan (a secured facility with Sankaty European Investments III S.à.r.l) that was priced at a relatively higher interest rate.

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Income tax benefit (expense) was a benefit of $0.1 million for the 12 months ended December 31, 2021 and an expense of $0.2 million for the 12 months ended December 31, 2020.

Profit for the 12 months ended December 31, 2021 was $132.6 million and a loss of $35.0 million for the 12 months ended December 31, 2020.

Profit attributable to owners of the Company for the 12 months ended December 31, 2021 was $122.1 million and a loss of $32.7 million for the 12 months ended December 31, 2020.

Discontinued Operation

Loss for the 12 months ended December 31, 2021 was $3.2 million compared to a loss of $6.1 million for the 12 months ended December 31, 2020. The loss from the discontinued operation was lower for the 12 months ended December 31, 2021 in comparison to the 12 months ended December 31, 2020 due to the lack of operating activity following the sale of the remaining tankers early in 2021 and impairment losses recognized on tankers in 2020 prior to their sale in 2021.

Loss attributable to owners of the Company for the 12 months ended December 31, 2021 was $3.2 million compared to a loss of $6.1 million for the 12 months ended December 31, 2020.

Continuing and Discontinued Operations

Profit for the 12 months ended December 31, 2021 was $129.5 million compared to a loss of $41.1 million for the 12 months ended December 31, 2020.

Profit attributable to owners of the Company for the 12 months ended December 31, 2021 was $118.9 million compared to a loss of $38.8 million for the 12 months ended December 31, 2020.

Net cash flows generated from operating activities was an inflow of $204.9 million for the 12 months ended December 31, 2021 and $70.4 million for the 12 months ended December 31, 2020. Net cash generated from (used in) investing activities was an inflow of $1.1 million for the 12 months ended December 31, 2021 and an outflow of $22.6 million for the 12 months ended December 31, 2020. Net cash flows used in financing activities was an outflow of $139.1 million for the 12 months ended December 31, 2021 and $42.0 million for the 12 months ended December 31, 2020.

As of December 31, 2021, we had cash and cash equivalents of $104.2 million and restricted cash of $9.5 million.

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Conference Call details

Tomorrow, Thursday, February 17, 2022, at 8:00 a.m. Eastern Time/ 3:00 p.m. South African Time/ 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

Slides and Audio Webcast / Slides Presentation details

There will be a live, and then archived webcast of the conference call and accompanying slides, accessible through the Grindrod Shipping website www.grinshipping.com (click on Notices & Events). The slide presentation of the fourth quarter and full year 2021 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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 Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage		Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	100	%(1)	IVS Commercial(2)
IVS Sunbird	2015	Japan	33,400	100	%(1)	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	100	%(1)	IVS Commercial(2)
IVS Kestrel	2014	Japan	32,770	100	%(1)	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	100	%(1)	IVS Commercial(2)
IVS Sparrowhawk	2014	Japan	33,420	100	%(1)	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%		IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%		IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%		IVS Handysize Pool
IVS Kinglet(3)	2011	Japan	33,130	100%		IVS Handysize Pool
IVS Magpie(3)	2011	Japan	28,240	100%		IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%		IVS Handysize Pool
IVS Knot(3)	2010	Japan	33,140	100%		IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%		IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%		IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%		IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%		IVS Supramax Pool
IVS Phoenix(3)(4)	2019	Japan	61,470	100%		IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	100	%(1)	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	100	%(1)	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	100	%(1)	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	100	%(1)	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	100	%(1)	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	100	%(1)	IVS Supramax Pool

 Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter-in Rate(5) on December 31, 2021	Charter-in Period(6)	Purchase Option price (Millions)		Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(7)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	$13,500	2023-26	$	~24.1	IVS Supramax Pool
IVS Windsor(10)	2016	Japan	60,280	$13,385	2023-26		-	IVS Supramax Pool
IVS Pinehurst(11)	2015	Philippines(12)	57,810	$9,000	2023		$18.0	IVS Supramax Pool
IVS Crimson Creek(13)	2014	Japan	57,950	$17,500	2022		-	IVS Supramax Pool
IVS Naruo(14)	2014	Japan	60,030	$12,750	2023-24	$	~15.6	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(3)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires Q2 2022)

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(1)	100% ownership interest following the acquisition of the remaining interest in IVS Bulk (a subsidiary) on September 1, 2021.
(2)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(3)	IVS Knot, IVS Kinglet, IVS Magpie, Matuku and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031, 2035 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021, the Matuku in 2022 and the IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.
(4)	The vessel was acquired from its owners on September 16, 2021.
(5)	Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as address commission, brokerage costs and victualing costs.
(6)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.
(7)	Chartered-in until Q4 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q4 2022 subject to contract terms and conditions.
(8)	Chartered-in until Q3 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q3 2022 subject to conditions.
(9)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q3 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted to at a rate of 115 Yen to $1.
(10)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.
(11)	Chartered-in at $9,000 per day until January 3, 2022, and thereafter at $10,000 per day until Q1 2023. The purchase option is exercisable at any time prior to Q4 2022 subject to contract terms and conditions.
(12)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(13)	Chartered-in at 101% of the BSI-58 index with a floor of $8,500 per day and ceiling of $17,500 per day until Q2 2022. In the current market the ceiling rate of $17,500 is applicable.
(14)	Chartered-in until January 2023 at $13,000 with two additional one-year options to extend at $13,000 per day for each extension year. The first extension year was exercised and the second extension period will be exercisable beginning Q4 2022. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component which has been converted to at a rate of 115 Yen to $1.

Unaudited and Selected Segment Information(1)

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Revenue	$50,593	$23,689	$158,210	$84,519
Cost of sales	(21,242)	(23,090)	(84,231)	(90,453)
Gross profit (loss)	29,351	599	73,979	(5,934)
Supramax/Ultramax Segment
Revenue	$90,537	$34,641	$292,257	$124,672
Cost of sales	(54,762)	(32,210)	(195,811)	(121,284)
Gross profit	35,775	2,431	96,446	3,388

(1)	Segment information includes the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

10

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the three months and the year ended December 31, 2021 and December 31, 2020 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	1,586	1,613	6,375	6,882
Available days(3)	1,565	1,607	6,239	6,713
Operating days(4)	1,525	1,564	6,115	6,584
Owned fleet operating days(5)	1,319	1,347	5,215	5,354
Long-term charter-in days(6)	-	-	-	-
Short-term charter-in days(7)	206	217	900	1,230
Fleet utilization(8)	97.5%	97.3%	98.0%	98.1%
TCE per day(9)	$28,842	$8,395	$21,336	$6,629
Vessel operating costs per day(10)	$5,767	$5,312	$5,670	$5,030
Long-term charter-in costs per day(11)	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	2,350	2,251	9,652	7,787
Available days(3)	2,323	2,221	9,555	7,736
Operating days(4)	2,305	2,192	9,428	7,526
Owned fleet operating days(5)	802	685	2,943	2,514
Long-term charter-in days(6)	626	622	2,674	2,261
Short-term charter-in days(7)	878	885	3,812	2,751
Fleet utilization(8)	99.2%	98.7%	98.7%	97.3%
TCE per day(9)	$30,089	$10,937	$23,608	$10,072
Vessel operating costs per day(10)	$5,168	$5,384	$5,223	$5,073
Long-term charter-in costs per day(11)	$12,912	$11,924	$12,742	$12,005

11

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of operating days was affected by the consolidation of the IVS Bulk vessels in February 2020.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of revenue to TCE revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the first quarter of 2022 is expected to be approximately $13,057/day.

12

 Unaudited Condensed Consolidated Statement of Financial Position

	31 December 2021	31 December 2020
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	107,118	41,261
Trade receivables	8,973	7,929
Contract assets	3,686	900
Other receivables and prepayments	22,424	18,740
Loans to joint ventures	10	798
Derivative financial instruments	5,370	458
Inventories	13,909	8,700
	161,490	78,786
Assets classified as held for sale	-	3,825
Total current assets	161,490	82,611

Non-current assets
Restricted cash	6,649	9,304
Ships, property, plant and equipment	437,479	475,303
Right-of-use assets	32,467	49,062
Interest in joint ventures	13	166
Derivative financial instruments	611	-
Intangible assets	227	405
Goodwill	-	960
Other receivables and prepayments	380	-
Other investments	3,730	3,150
Deferred tax assets	2,123	1,138
Total non-current assets	483,679	539,488

Total assets	645,169	622,099

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	33,874	27,355
Contract liabilities	8,441	5,094
Lease liabilities	27,375	28,120
Bank loans and other borrowings	28,020	53,394
Retirement benefit obligation	124	-
Derivative financial instruments	704	-
Provisions	1,019	80
Income tax payable	786	3,350
	100,343	117,393
Liabilities directly associated with assets classified as held for sale	-	508
Total current liabilities	100,343	117,901

Non-current liabilities
Trade and other payables	160	198
Lease liabilities	5,896	23,124
Bank loans and other borrowings	217,646	225,038
Retirement benefit obligation	1,489	1,819
Total non-current liabilities	225,191	250,179

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(24,068)	(23,078)
Accumulated profit (losses)	23,020	(85,368)
Equity attributable to owners of the Company	319,635	212,237
Non-controlling interests	-	41,782
Total equity	319,635	254,019

Total equity and liabilities	645,169	622,099

13

Unaudited Condensed Consolidated Statement of Profit or Loss

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2021	2020 (Reclassified*)	2021	2020 (Reclassified*)
Continuing operations
Revenue	$142,454	55,704	455,839	210,682
Cost of sales
Voyage expenses	(27,597)	(17,197)	(96,964)	(81,840)
Vessel operating costs	(11,490)	(10,732)	(43,958)	(37,968)
Charter hire costs	(21,245)	(10,272)	(75,381)	(34,369)
Depreciation of ships, drydocking and plant and equipment– owned assets	(6,717)	(6,181)	(25,866)	(22,003)
Depreciation of ships and ship equipment – right-of-use assets	(8,989)	(6,875)	(34,898)	(24,674)
Other income (expense)	301	188	(1,875)	(398)
Cost of ship sale	-	(100)	-	(5,375)
Gross profit	66,717	4,535	176,897	4,055
Other operating income (expense)	128	(1,160)	3,849	(293)
Administrative expense	(11,336)	(5,397)	(36,089)	(21,435)
Share of (losses) profits of joint ventures	(2)	22	(31)	(2,476)
Interest income	78	36	201	467
Interest expense	(2,762)	(4,107)	(12,298)	(15,106)
Profit (loss) before taxation	52,823	(6,071)	132,529	(34,788)
Income tax benefit (expense)	59	(196)	118	(189)
Profit (loss) for the period from continuing operations	52,882	(6,267)	132,647	(34,977)

Discontinued operation
Loss for the year from discontinued operation	(82)	(7,839)	(3,165)	(6,123)

Profit (loss) for the period	52,800	(14,106)	129,482	(41,100)

Profit (loss) for the period attributable to:
Owners of the Company	52,800	(14,020)	118,925	(38,795)
Continuing operations	52,882	(6,181)	122,090	(32,672)
Discontinued operation	(82)	(7,839)	(3,165)	(6,123)
Non-controlling interests	-	(86)	10,557	(2,305)
	52,800	(14,106)	129,482	(41,100)

	US$	US$	US$	US$
Profit (loss) per share attributable to owners of the Company:
From continuing and discontinued operations
Basic	2.79	(0.74)	6.21	(2.05)
Diluted	2.66	(0.74)	5.94	(2.05)

From continuing operations
Basic	2.79	(0.33)	6.38	(1.72)
Diluted	2.67	(0.33)	6.10	(1.72)

* The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

14

Unaudited Condensed Consolidated Statement of Cash Flows

The following table presents cash flow information for each of the year ended December 31, 2021 and 2020.

	Year ended December 31,
(In thousands of U.S. dollars)	2021		2020
Operating activities	$		$
Profit (loss) before taxation		129,482		(41,100)
Adjustments for:
Share of losses of joint ventures		31		945
Loss on disposal of ships		1,115		788
Loss on disposal of businesses		26		-
Gain on disposal of right-of-use assets		(103)		-
Gain on disposal of office equipment, furniture and fittings and motor vehicles		(14)		-
Depreciation and amortisation		61,953		51,549
(Reversal of) impairment loss recognized on ships		(3,557)		16,282
Reversal of impairment recognized on right-of-use assets		(1,046)		-
Impairment loss recognized on goodwill and intangibles		965		-
Impairment loss recognized on financial assets		681		1,823
Impairment loss recognized on net disposal group		2,551		576
Impairment loss recognized on plant and equipment		1		138
Provision (reversal of provision) for onerous contracts		939		(325)
Recognition of share-based payments expense		3,330		1,847
Net foreign exchange gain		(745)		(5,157)
Interest expense		12,947		16,938
Interest income		(236)		(565)
Income tax (benefit) expense		(2,831)		723
Components of defined benefit costs recognized in profit or loss		177		152
Operating cash flows before movements in working capital and ships		205,666		44,614
Inventories		(5,089)		4,019
Trade receivables, other receivables and prepayments		(5,361)		5,594
Contract assets		(2,786)		2,943
Trade and other payables		6,729		(4,085)
Contract liabilities		3,347		1,014
Due to related parties		233		-
Due from related parties		-		(398)
Operating cash flows before movement in ships		202,739		53,701
Capital expenditure on ships		(33,455)		(9,021)
Proceeds from disposal of ships		47,819		40,366
Net cash generated from operations		217,103		85,046
Interest paid		(11,623)		(14,950)
Interest received		236		725
Income tax paid		(864)		(437)
Net cash flows generated from operating activities		204,852		70,384

Investing activities
Repayment to related parties		-		(2,060)
Repayment of loans and amount due from joint ventures		788		5,127
Purchase of plant and equipment		(49)		(67)
Purchase of intangible assets		(6)		(352)
Proceeds from disposal of plant and equipment		21		-
Proceeds from disposal of businesses		68		-
Dividends and distributions received from joint venture		184		3,106
Cash transferred in from disposal group		60		-
Payment for acquisition of subsidiary, net of cash acquired		-		(28,313)
Net cash generated from (used in) investing activities		1,066		(22,559)

Financing activities
Long-term interest-bearing debt raised		48,031		60,718
Payment of principal portion of long-term interest-bearing debt		(82,110)		(74,908)
Principal repayments on lease liabilities		(36,040)		(27,948)
Acquisition of non-controlling interest in subsidiary		(46,634)		-
Acquisition of treasury shares		(11,876)		-
Dividends paid		(13,546)		-
Restricted cash		3,099		155
Net cash flows used in financing activities		(139,076)		(41,983)

Net increase in cash and cash equivalents		66,842		5,842
Cash and cash equivalents at the beginning of the period		37,942		32,527
Effect of exchange rate changes on the balance of cash held in foreign currencies		(541)		(427)
Cash and cash equivalents at the end of the period		104,243		37,942

During the year, cash flows relating to the discontinued operation of the tanker business were cash generated from operating activities of $21,909,000 (2020:$29,845,000), cash generated from investing activities of $962,000 (2020:$1,492,000) and cash used in financing activities of $25,949,000 (2020:$25,723,000).

15

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the three month periods ended December 31, 2021 and 2020.

	Three months ended December 31,
	2021			2020 (Reclassified*)
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	50,490	(6,506)	43,984	19,589	(6,460)	13,129
Supramax/ultramax	90,513	(21,159)	69,354	34,588	(10,614)	23,974
Other	1,324			1,362
Ship sale revenue	-			-
Other revenue	127			181
Adjustments**	-			(16)
Revenue	142,454			55,704

Below is a reconciliation from revenue to TCE revenue for the year ended December 31, 2021 and 2020.

	Year ended December 31,
	2021			2020 (Reclassified*)
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	157,707	(27,235)	130,472	74,641	(30,995)	43,646
Supramax/ultramax	292,179	(69,600)	222,579	124,352	(48,547)	75,805
Other	5,372			5,463
Ship sale revenue	-			5,178
Other revenue	581			1,526
Adjustments**	-			(478)
Revenue	455,839			210,682

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.
**	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated financial statements.

16

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from adjusted charter hire costs to long-term charter-in costs for the three month periods ended December 31, 2021 and 2020.

	Three months ended December 31,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	3,189	-	3,189	-	3,189	3,189
Supramax/ultramax	18,056	9,381	27,437	8,083	19,354	27,437
	21,245	9,381	30,626			30,626

	Three months ended December 31,
	2020 (Reclassified*)
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	1,567	-	1,567	-	1,567	1,567
Supramax/ultramax	8,705	7,566	16,271	7,417	8,854	16,271
	10,272	7,566	17,838			17,838

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

17

Below is a reconciliation from adjusted charter hire costs to long-term charter-in costs for the year ended December 31, 2021 and 2020.

	Year ended December 31,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	11,755	-	11,755	-	11,755	11,755
Supramax/ultramax	63,626	36,791	100,417	34,072	66,345	100,417
	75,381	36,791	112,172			112,172

	Year ended December 31,
	2020 (Reclassified*)
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	8,827	-	8,827	-	8,827	8,827
Supramax/ultramax	25,542	27,388	52,930	27,143	25,787	52,930
Discontinued operation	3,851	1,795	5,646	5,646	-	5,646
	38,220	29,183	67,403			67,403

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

18

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period to EBITDA and Adjusted EBITDA for the three months ended December 31, 2021 and 2020 and year ended December 31, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2021	2020 (Reclassified*)	2021	2020 (Reclassified*)

Profit (loss) for the period from continuing operations	$52,882	$(6,267)	$132,647	$(34,977)
Adjusted for:
Income tax expense (benefit)	(59)	196	(118)	189
Interest income	(78)	(36)	(201)	(467)
Interest expense	2,762	4,107	12,298	15,106
Share of losses (profits) of joint ventures	2	(22)	31	2,476
Depreciation and amortization	15,984	13,353	61,919	47,808

EBITDA from continuing operations	71,493	11,331	206,576	30,135

Adjusted for
(Reversal of) impairment loss recognized on ships	-	236	(3,557)	5,148
Impairment loss recognized on goodwill and intangibles	-	-	965	-
Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-
Share based compensation	1,691	510	3,330	1,847
Registration and offering related expenses	-	-	633	-

Adjusted EBITDA from continuing operations	73,184	12,077	206,901	37,130

Adjusted EBITDA from discontinued operation	(447)	(2,606)	(2,648)	10,205

Adjusted EBITDA	72,737	9,471	204,253	47,335

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

19

Adjusted net income (loss) and Adjusted Earnings (loss) per share

Adjusted net income (loss) is defined as Profit (loss) for the period attributable to the owners of the Company adjusted for (reversal of) impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income (loss) is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income (loss) is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income (loss) is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income (loss) to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income (loss) used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period attributable to the owners of the Company to Adjusted net income (loss) for the three months ended December 31, 2021 and 2020 and year ended December 31, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2021	2020 (Reclassified*)	2021	2020 (Reclassified*)

Profit (loss) for the period attributable to owners of the Company for continuing operations	$52,882	$(6,181)	$122,090	$(32,672)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	-	236	(3,557)	5,148
- Impairment loss recognized on goodwill and intangibles	-		965	-
- Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)
- Share based compensation	1,691	510	3,330	1,847
- Registration and offering related expenses	-	-	633	-

Adjusted net income (loss) for continuing operations	54,573	(5,435)	122,415	(25,677)

Adjusted net income (loss) for discontinued operation	(81)	(1,382)	(587)	5,725

Adjusted net income (loss)	54,492	(6,817)	121,828	(19,952)

Weighted average number of shares on which profit/(loss) per share has been calculated	18,956,127	19,006,858	19,150,787	18,966,414
Effect of dilutive potential ordinary shares	861,834	-	861,834	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit/(loss) per share	19,817,961	19,006,858	20,012,621	18,966,414

Basic profit (loss) per share for continuing operations	$2.79	$(0.33)	$6.38	$(1.72)
Diluted profit (loss) per share for continuing operations	$2.67	$(0.33)	$6.10	$(1.72)

Basic Adjusted earnings (loss) per share for continuing operations	$2.88	$(0.29)	$6.39	$(1.35)
Diluted Adjusted earnings (loss) per share for continuing operations	$2.75	$(0.29)	$6.12	$(1.35)

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

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 Headline earnings (loss) and Headline earnings (loss) per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings (loss) per share and diluted Headline earnings (loss) per share. Headline earnings (loss) per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings (loss) per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings (loss) for the period represents profit (loss) for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit (loss) for the period attributable to owners of the Company to Headline earnings (loss) for the three months ended December 31, 2021 and 2020 and the year ended December 31, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2021	2020 (Reclassified*)	2021	2020 (Reclassified*)

Profit (loss) for the period attributable to owners of the Company	$52,800	$(14,020)	$118,925	$(38,795)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	-	6,555	(3,557)	16,282
- Impairment loss recognized on goodwill and intangibles	-	-	965	-
- Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-
- Impairment loss recognized on net disposal group	-	-	2,551	576
- Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	1	138	1	138
- Loss on disposal of business	-	-	26	-

Headline earnings (loss)	52,801	(7,327)	117,865	(21,799)

Weighted average number of shares on which profit (loss) per share has been calculated	18,956,127	19,006,858	19,150,787	18,966,414
Effect of dilutive potential ordinary shares	861,834	-	861,834	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit (loss) per share	19,817,961	19,006,858	20,012,621	18,966,414

Basic profit (loss) per share	$2.79	$(0.74)	$6.21	$(2.05)
Diluted profit (loss) per share	$2.66	$(0.74)	$5.94	$(2.05)

Basic headline earnings (loss) per share	$2.79	$(0.39)	$6.15	$(1.15)
Diluted headline earnings (loss) per share	$2.66	$(0.39)	$5.89	$(1.15)

*	The financial information has been reclassified to disclose the discontinued tanker business completed in December 2021. The Group is now focused on the drybulk business which is presented as the continuing operations.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 31, 2021. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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